PRESS RELEASE

Klondex to Exhibit and Present at the PDAC,
Present at Red Cloud Pre-PDAC Private Preview

Vancouver, BC – February 25, 2015 – Klondex Mines Ltd. (TSX: KDX; OTCQX: KLNDF) welcomes you to join us at the Prospectors and Developers Association Convention at the Metro Convention Center, South Building in Toronto. The convention spans from Sunday March 1 to Wednesday March 4, 2015. Klondex will also be presenting at the Red Cloud pre-PDAC event on Friday February 27.

PDAC
Investors Exchange: Booth 2835, Level 800, South Building, Sunday to Wednesday
Core Shack: Booth 23N, Hall C - North Building, Session B, Tuesday and Wednesday
Klondex Presentation, by President and CEO, Paul Huet:
               Monday March 2 @ 10:40p
               Session: Gold in America’s 1
               Room: 801B

Representing Klondex at the PDAC will be:
               Paul Huet, President and CEO
               Brent Kristof, COO
               Brian Morris, VP Exploration
               Alison Dwoskin, Manager, Investor Relations

Red Cloud Pre-PDAC Private Review
Klondex will be presenting at the Red Cloud’s 4th Annual, Pre-PDAC Private Preview on Friday February 27. Three 20 minute presentations will take place from 2:10p to 3:20p. For more details on the event, please contact Kristina Knopp, Corporate Development and IR, Red Cloud, kknopp@redcloudmining.com.

About Klondex Mines Ltd. (www.klondexmines.com)
Klondex is focused on the exploration, development and production of its two high quality gold and silver projects in the mining-friendly jurisdiction of north central Nevada. The 1200 tpd milling facility is processing mineralized materials from the Midas Mine and the Fire Creek Project. Midas is fully-permitted and has been in operations since 1998. Fire Creek is located ~100 miles south of Midas and is operating an ongoing bulk sampling program that began in 2013. All major infrastructure is in place at Fire Creek.

For More Information
Klondex Mines
Alison Dwoskin, Manager, Investor Relations
647-233-4348
adwoskin@klondexmines.com

Suite 304, 595 Howe Street, Vancouver, BC, V6C 2T5 | Telephone +1 604.662.3902	www.klondexmines.com